SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No.: 1)

                          TTI HOLDINGS OF AMERICA CORP.
                    -----------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                    -----------------------------------------
                         (Title of Class of Securities)

                                   873047 10 4
                              --------------------
                                 (CUSIP Number)

                               JWZ Holdings, Inc.
                                James W. Zimbler
                                  1 Diane Court
                           Nesconsett, New York 11797
                                 (212) 755-8777
                   -------------------------------------------
           (Name Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 21, 2002
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)

                                  SCHEDULE 13D


CUSIP No.:        873047 10 4


1        Name of Reporting Person
         S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON
                  JWZ Holdings, Inc.    :      11-3410800
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2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP       (a)  [X]
                                                              (b)  [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [   ]
         PURSUANT TO ITEMS 2(d) or 2(e)

         Not Applicable
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
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                           7        SOLE VOTING POWER
Number of                           150,000
Shares                     -----------------------------------------------------
Beneficially               8        SHARED VOTING POWER
Owned by                            740,000
Each                       -----------------------------------------------------
Reporting Person           9        SOLE DISPOSITIVE POWER
With                                150,000
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    740,000
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         150,000 (JWZ Holdings, Inc.) and 740,000 (Crossover Advisors, LLC.)
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12       CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.8%
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14       TYPE OF REPORTING PERSON
         CO
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Item 1.           SECURITY AND ISSUER

     The class of securities to which this statement relates in the common stock, $0.01 par value (the "Common Stock") of TTI Holdings of America Corp., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 545 Madison Avenue, 6th Floor, New York, New York 10022.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) - (c)

                  Name              Principal Occupation      Employer Address

                  (d)      None

                  (e)      None

                  (f)      United States


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         150,000 shares were acquired as part of the acquisition
         740,000 shares were payment for Consulting services performed by Crossover Advisors, LLC for the Company


ITEM 4.           PURPOSE OF TRANSACTION

         Shares acquired for investment purposes


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) 150,000 shares of common stock of the Issuer which represents approximately 2.2% of the Issuer's outstanding Common Stock.

                  (b) JWZ Holdings, Inc. has sole voting control of 150,000 shares of the Issuer's common stock and with Adelphia Holdings, LLC. has joint voting and dispositive power with respect to the 740,000 shares of the Issuer's Common Stock in the name of Crossover Advisors, LLC

                  (c) On or about February 21, 2002, Crossover Advisors, LLC disposed of 195,000 shares of the Issuer.

                  (d) Not Applicable

                  (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge of the undersigned, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the undersigned and any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option agreement, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 2, 2002


                                JWZ Holdings, Inc.

                                -------------------------
                                By:      James W. Zimbler
                                         President